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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               __________________

                                 Schedule 14D-9
                                 (RULE 14d-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          under SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)
                                _________________


                              The Hertz Corporation
                            (Name of Subject Company)

                              The Hertz Corporation
                        (Name of Person Filing Statement)

                 Class A Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                _________________

                                    428040 1 09
                      (CUSIP Number of Class of Securities)

                               __________________

                              Harold E. Rolfe, Esq.
              Senior Vice President, General Counsel and Secretary
                              The Hertz Corporation
                               225 Brae Boulevard
                        Park Ridge, New Jersey 07656-0713
                                 (201) 307-2000

       (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of the Person Filing Statement)
                               __________________
                                    Copy to:

                           Andrew R. Brownstein, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000

 |_|Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                        AMENDMENT NO. 1 TO SCHEDULE 14D-9

      This Amendment No. 1 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on February 2, 2001 (the "Schedule 14D-9") by The Hertz Corporation, a Delaware corporation ("Hertz"). The Schedule 14D-9 relates to the tender offer by Ford FSG, Inc. (the "Purchaser"), a Delaware corporation and an indirect, wholly owned subsidiary of Ford Motor Company, a Delaware corporation ("Ford"), to purchase any and all of the outstanding publicly-held shares of Class A Common Stock at a purchase price of $35.50 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated
February 2, 2001, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      As of February 14, 2001, the Merger Agreement was amended by Amendment No. 1 (the "Amendment"), to provide that Ford will reimburse, or cause the Purchaser to reimburse, Hertz, up to a maximum amount of $5,915,000, for out-of-pocket expenses incurred by Hertz for counsel, investment bankers and printers in connection with the Merger Agreement and the transactions contemplated thereby. Such reimbursement will be made within 30 days following the submission to Ford by Hertz of evidence (reasonably satisfactory to Ford) of Hertz's payment of such fees and expenses.

      As of February 9, 2001, each of the Compensation Committee of Ford's Board of Directors and Hertz's Board of Directors approved (i) converting into Ford stock options outstanding Hertz stock options granted under Hertz's Long-Term Equity Compensation Plan, other than those Hertz stock options held by Frank A. Olson, Chairman of the Board of Hertz, which will be cashed out based on a Black-Scholes valuation and (ii) cashing out outstanding Hertz stock options granted under Hertz's Nonemployee Director Stock Option Plan based on a Black-Scholes valuation.

      The third paragraph of "Past Contacts, Transactions, Negotiations and Agreements -- Certain Arrangements between Hertz and its Executive Officers, Directors and Affiliates -- Hertz Benefits Plans" is amended by replacing the final sentence of such paragraph with the following:

"As of February 9, 2001, each of the Compensation Committee of Ford's Board of Directors and Hertz's Board of Directors approved (i) converting into Ford stock options outstanding Hertz stock options granted under Hertz's Long-Term Equity Compensation Plan, other than those Hertz stock options held by Frank A. Olson, Chairman of the Board of Hertz, which will be cashed out based on a Black-Scholes valuation and (ii) cashing out outstanding Hertz stock options granted under Hertz's Nonemployee Director Stock Option Plan based on a Black-Scholes valuation."


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      "Past Contacts, Transactions, Negotiations and Agreements -- Certain
Arrangements between Hertz and Ford" is amended by adding the following sentence to the end of that paragraph:

"Pursuant to an amendment to the Merger Agreement dated as of February 14, 2001, Ford has agreed to reimburse, or to cause the Purchaser to reimburse, Hertz, up to a maximum amount of $5,915,000, for out-of-pocket expenses incurred by Hertz for counsel, investment bankers and printers in connection with the Merger Agreement and the transactions contemplated thereby. Such reimbursement will be made within 30 days following the submission to Ford by Hertz of evidence (reasonably satisfactory to Ford) of Hertz's payment of such fees and expenses."

ITEM 9.  EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended by adding thereto the following:

Exhibit No.                         Description
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(e)(8)    Amendment No. 1 dated as of February 14, 2001 to the Merger Agreement by and among Ford, the Purchaser, Ford FSG II, and Hertz.*









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*  Incorporated by reference to the Schedule TO filed by Purchaser on February
2, 2001, as amended from time to time.





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                                    SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                         THE HERTZ CORPORATION


                                         By:   /s/  Craig R. Koch
                                               Craig R. Koch
                                               President and Chief Executive
                                               Officer



Dated:  February 21, 2001










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